BEST AVAILABLE COPY



adidas-Salomon AG Postfach 1120 91072 Herzogenaurach Germany
Phone: (+49) 9132 84 2803 Fax: (+49) 9132 84 3219 gabriele.dirian@adidas.de
www.adidas-Salomon.com

United States Securities
and Exchange Commission
Attn. Mr. Paul Dusek
Division of Corporate Finance
450 Fifth Street, NW

Washington, D.C. 20549
USA

07.07.2005

adidas-Salomon AG
SEC Filing
Exemption purs. to rule 12g-3-2(b) under the Securities Exchange Act of 1934
File No. 83-42 78

Dear Mr. Dusek,

in compliance with the above rule, please find attached

- an English translation of our announcement on the payment of dividends published in Germany (Attachment No. 1)
- the First Quarter Report 2005 (Attachment No. 2)
- the Adhoc publication dated May 2, 2005 (Attachment No. 3)
- the Adhoc publication dated March 9, 2005 (Attachment No. 4)
- the Adhoc publication dated August 27, 2003 (Attachment No. 5)

If you need further information, please do not hesitate to contact me.

Kind regards,

Attachment

Gabriele Dirian
Company Secretary



adidas-Salomon AG
Herzogenaurach

- Security Identification Number 500 340 -
- ISIN: DE0005003404 -

Announcement of Distribution of a Dividend

The Annual General Meeting of May 4, 2005 has resolved to distribute a dividend for the fiscal year 2004 in the amount of EUR 1.30 per no-par-value share on the stock capital per 31 December 2004 of EUR 117,399,040.

As no physical share certificates have been issued, the payment of the dividend will be carried out as of May 5, 2005 by Clearstream Banking AG, Frankfurt am Main, via the depositary banks after a deduction of 20% withholding tax and 5.5% solidarity tax payable on such withholding tax (total deduction of 21.1 %).

The withholding tax and the solidarity tax payable on such withholding tax will be credited against the income tax or withholding tax of shareholders residing in Germany.

The withholding tax and solidarity tax shall not be deducted for those shareholders who have submitted to their depositary banks a "non-assessment note" ("Nicht-Veranlagungsbescheinigung") issued by their responsible tax authority. The same shall fully or partially apply to those shareholders who have provided their depositary bank with a "certificate of tax exemption" ("Freistellungsauftrag"), insofar as the volume of the exemption stated therein has not already been used up by other income from capital.

For shareholders residing in Germany, the taxation of the dividend shall be carried out in accordance with the regulations of the income tax laws (half-income procedure) or resp. of the corporation income tax laws.

Central paying agency shall be Dresdner Bank AG.

Herzogenaurach, May 2005

adidas-Salomon AG
The Executive Board

adidas-Salomon
FIRST QUARTER REPORT 2005


adidas-Salomon

Impossible Is Nothing

Q1 Net Sales € in millions

2001	1,558
2002	1,638
2003	1,669
2004	1,623
2005	1,778

Q1 Basic Earnings Per Share €

2001	1.02
2002	0.95
2003	1.13
2004	1.58
2005	2.29

adidas-Salomon Segmental Information € in millions

	1st Quarter 2005	1st Quarter 2004	Change
adidas			
Net sales	**1,512**	1,378	9.8%
Gross profit	**713**	608	17.3%
Operating profit [1]	**258**	192	34.5%
Number of employees at end of period	**11,078**	9,708	14.1%
Salomon			
Net sales	**112**	122	(8.5%)
Gross profit	**32**	39	(18.0%)
Operating profit [1]	**(25)**	(16)	(50.5%)
Number of employees at end of period	**2,822**	2,842	(0.7%)
TaylorMade-adidas Golf			
Net sales	**149**	116	28.1%
Gross profit	**64**	52	23.4%
Operating profit [1]	**(1)**	(16)	96.7%
Number of employees at end of period	**1,230**	1,209	1.7%

[1] 2004 figures have been adjusted to reflect the International Financial Reporting Standards newly adopted in 2005 concerning the inclusion of the operating items royalty and commission income and goodwill amortization in operating profit.

Financial Highlights (IFRS)

	1st Quarter 2005	1st Quarter 2004	Change
Operating Highlights € in millions			
Net sales	**1,778**	1,623	9.6%
Income before taxes	**170**	130	30.8%
Net income attributable to shareholders	**105**	72	45.8%
Key Ratios %			
Gross margin	**46.9**	45.9	1.0pp
Selling, general and administrative expenses as a percentage of net sales	**36.0**	35.6	0.4pp
Operating margin[1]	**10.1**	8.7	1.4pp
Effective tax rate	**35.2**	40.7	(5.6pp)
Net income attributable to shareholders as a percentage of net sales	**5.9**	4.4	1.5pp
Equity ratio	**38.3**	31.9	6.4pp
Financial leverage	**35.2**	71.2	(36.0pp)
Balance Sheet Data € in millions			
Total assets	**4,676**	4,602	1.6%
Inventories	**1,075**	1,074	0.1%
Receivables and other current assets	**1,717**	1,658	3.6%
Working capital	**1,673**	1,729	(3.3%)
Net borrowings	**629**	1,045	(39.8%)
Shareholders' equity	**1,789**	1,468	21.9%
Per Share of Common Stock €			
Basic earnings per share	**2.29**	1.58	44.5%
Diluted earnings per share	**2.15**	1.58	36.2%
Basic earnings per share (without goodwill amortization)	**2.29**	1.83	25.0%
Operating cash flow per share	**(0.24)**	(0.92)	73.6%
Share price at end of period	**122.56**	94.47	29.7%
Other at end of period			
Number of employees	**17,413**	16,028	8.6%
Number of shares outstanding	**45,940,050**	45,537,050	0.9%
Average number of shares	**45,935,547**	45,524,092	0.9%

Rounding differences may arise in percentages and totals.

[1] The 2004 figure has been adjusted to reflect the International Financial Reporting Standards newly adopted in 2005 concerning the inclusion of the operating items royalty and commission income and goodwill amortization in operating profit.


OPERATIONAL HIGHLIGHTS
FIRST QUARTER 2005 ///

JANUARY /// adidas and FIFA extend their long-term partnership agreement granting adidas the Official Partnership, Suppliership and Licensing rights for the FIFA World Cup™ in 2010 and 2014.


adidas
FIFA

JANUARY /// adidas is named the Official Sportswear Partner for the Beijing 2008 Olympic Games and the Chinese Olympic Committee.





JANUARY /// Chelsea Football Club joins adidas' prominent portfolio of football clubs such as AC Milan, FC Bayern Munich and Real Madrid starting in 2006.

JANUARY /// The adidas Superstar turns 35. The shoe, which began its *life as a basketball shoe worn, for* example, by the legendary Kareem Abdul-Jabbar, is now a lifestyle legend itself. To commemorate the event, 35 special edition "Superstars" were launched and a series of related promotion events were held.



JANUARY /// adidas-Salomon CEO Herbert Hainer is named "Manager of the Year" by the *German* weekly finance paper "Euro am Sonntag".



JANUARY /// adidas is the strongest brand in Germany for the second consecutive year according to a study by the market research company GfK.

JANUARY /// adidas-Salomon is voted among the top ten most family-friendly large German companies by the German Ministry for Family.



FEBRUARY /// Maxfli Golf introduces the BlackMAX®. The tour-caliber golf ball is engineered to deliver similar distance and more feel.

MARCH /// The adidas_1, the first intelligent shoe ever, hits the stores.



MARCH /// adidas-Salomon announces its intention *to initiate a share buyback* program.

MARCH /// adidas receives three red dot awards 2005 for its high design quality. The awarded products are the adidas_1, the Clima-Cool® Feather 2 tennis shoe and the T-MAC 4 basketball shoe.


reddot design award


SPORTING HIGHLIGHTS
FIRST QUARTER 2005 ///

JANUARY /// adidas sponsored Marat Safin wins the *Australian Open.*



JANUARY /// Salomon riders Janica Kostelić and Anja Paerson dominate the FIS Women's 2005 World Championships winning all gold medals between the two of them.



MARCH /// adidas sponsored biathlete Uschi Disl wins two gold medals during the 2005 Biathlon World Championships.





MARCH /// *Salomon rider Anja Paerson wins the* FIS 2005 Overall World Cup ahead of Salomon's Janica Kostelić and Renate Goetschl. *In addi*tion, Janica Kostelić finishes first in the combination and Renate Goetschl wins the downhill category.

MARCH /// TaylorMade-adidas Golf Tour Staff pro Kenny Perry wins the Bay Hill Invitational Tournament, completing a rare "Invitational Triple Crown" by also winning the Memorial *Tournament and the Bank of America Colonial* Tournament.





MARCH /// Salomon's Karin Huttary wins the 2005 Skier-X World Championships.

MARCH /// adidas athlete Elena Isinbayeva sets a new pole vault world record clearing 4.90m.

MARCH /// adidas athletes win ten gold medals at the European Indoor Track & Field Championships. Among the winners are Roman Sebrle, Elena Isinbayeva and Alistair Cragg.

MARCH /// TaylorMade Tour Staff pro Fred Funk wins the 2005 Players Championship. It is the seventh worldwide win in 2005 for the TaylorMade r7® *quad driver*, the 39th since its introduction last May.




Herbert Hainer

Dear Shareholders,

adidas-Salomon has got off to a powerful start in the first quarter of 2005. We've seen some outstanding regional and brand performances, strong product introductions and continued progress on margins. In light of these results and our current expectations for the remainder of 2005, we now expect earnings growth to reach the upper end of our targeted range.

Sales for the Group in the first quarter grew 11% on a currency-neutral basis, with every region generating positive sales growth. Revenues increased by 10% in euro terms to around € 1.8 billion, as the negative currency effects on sales were lower than in the past three years. Profitability remains a key priority for us, and in the first quarter of 2005 both gross and operating margins increased substantially. As a result, net income grew 26% on a like-for-like basis or 46% in reported terms, delivering basic earnings per share of € 2.29.

Let me highlight some of the key developments for the quarter. In North America, we continued to build strength as our sales in the world's largest sporting goods market grew 20% on a currency-neutral basis. Clearly, our market presence and profile has sharpened, as has our approach to distribution channels. And while we don't expect to continue to grow at such high rates all year long, we do believe that our intensified focus on our brands and their profitability has created a platform for even greater success. Consequently, we are confident that we will be able to achieve our increased target of high-single-digit sales growth in this region for 2005 and improve our overall market position going forward.

In Asia, we continued to grow at an industry-leading pace with sales and backlogs both up more than 30% on a currency-neutral basis, and we are looking forward to continued progress in this key dynamic region.

Latin America also delivered impressive results, with first quarter sales growing 45% on a currency-neutral basis, driven by significant improvements at all brands. And while the region may be small in respect to our overall Group sales, it clearly shows that our brands have a strong presence in markets that are emerging as powerful consumer economies.

Outstanding performance was also recorded at TaylorMade-adidas Golf, where currency-neutral sales grew 31% this quarter, reflecting double-digit increases in all regions. Much of this is attributable to our strong metalwoods offering, but TaylorMade's new rac™ family of irons and adidas Golf apparel were also important components of this improvement. It is no secret that the golf market is tough. As we've said all along, innovation and technology are the drivers of success here. At TaylorMade-adidas Golf, we have an outstanding product pipeline and market position that will ensure we continue to excel.

There were, of course, some parts of our performance in the first quarter that were not as strong. In Europe, currency-neutral sales grew 1% due to low growth rates in most of Western Europe and particularly difficult conditions in Germany and France. And while the markets continue to be challenging, we do expect a positive impetus in the second half of the year when sales begin for the 2006 FIFA World Cup™. At Salomon, currency-neutral sales declined 8%, reflecting tough winter conditions in Japan and North America. Additionally, cycling component sales, which usually are an important portion of first quarter revenues, were affected by delayed ordering cycles throughout the industry.

Moving on to our profitability, we continue to be ahead of expectations in how our margins are developing. Our gross margin grew 1.0 percentage points in the first three months of the year to 46.9%. Our improving product mix, increasing adidas own-retail activities and favorable currency effects were the major drivers of this increase.

Our operating margin increased significantly in the first quarter to 10.1% of sales. And while accounting rule changes that are discussed below did play a part, the underlying operational development was responsible for 0.6 percentage points of the improvement. We are now a major step closer to our goal of becoming one of the industry's leaders in terms of profitability.

Apart from our outstanding financial achievements, there were also many important marketing and product highlights in the quarter. On the sports marketing front, we signed major deals in the first quarter with FIFA for the World Cup in 2010 and 2014, with the Organizing Committee for the 2008 Olympic Games in Beijing and with the UK's leading football club, Chelsea FC. These new additions to our impressive portfolio further secure our long-term relationships with major sports icons and events for the next several years.

On the product side, we launched adidas_1, the world's first intelligent running shoe, with a major advertising initiative and strong sell-throughs. Look forward to a second, bigger drive at retail at the end of the year. Our new women's performance apparel line, adidas by Stella McCartney, also generated sales beyond our initial projections. Other products such as the new TaylorMade rac™ OS, LT and TP Forged irons, the Salomon "Women Will" apparel collection as well as adidas' new a³® Hyperride and Axiom running shoes and the a³® KG 2 and T-MAC 4.5 basketball shoes were launched, backed by major advertising efforts. As a result of these activities, our operating expenses increased as a percentage of sales in the first quarter, largely reflecting timing issues related to our product launch schedule. On a full year basis, however, we continue to expect some operating expense leverage.

Looking out towards the rest of the year, underlying performance for adidas in 2005 will be strong. Our impressive growth trends in North America and Asia will continue. Europe should accelerate later this year, as World Cup momentum increases around events, and product launches begin in the fourth quarter. All of our brands will also continue to grow. At adidas and TaylorMade-adidas Golf the path is clear, and at Salomon growth will improve as more summer and soft good products hit the market.

In light of our first quarter performance as well as our expectations for the remainder of the year, and despite the continuing market uncertainties, we now expect our earnings to grow at the upper end of our range of between 10 and 15% on a like-for-like basis versus last year's net income. As we told you in March, changes to IFRS are impacting our reported earnings significantly this year. With scheduled goodwill amortization no longer being allowed, reported net income will further increase, resulting in a gain of between 25 and 30% in reported terms. We believe the change is another step in making our reported results more comparable with those of our major US competitors.

To summarize, 2005 has started off positively. Our global teams are executing well and our positions in key growth markets are strong and getting stronger. We are looking forward to delivering on our strategy and producing the results I know we can achieve!

Yours sincerely,

Herbert Hainer
Chairman, Chief Executive Officer

Our Share

Following the solid performance of most stock markets in 2004, most major indices worldwide continued to develop positively during the first three months of 2005 despite higher oil prices and lower consumer confidence in several countries. The adidas-Salomon share increased 3% in this period, continuing last year's positive performance.

Share Price Development in 2005[1]


104
100
96
92
Dec. 31 2004
Mar. 31 2005
adidas-Salomon
DAX-30
MSCI World Textiles, Apparel & Luxury Goods

[1] Index: December 31, 2004 = 100

Performance of the adidas-Salomon Share and Important Indices at March 31, 2005 in %

	Year-to-date	1 year	Since IPO[2]
adidas-Salomon	3	30	252
DAX-30	2	13	85
MSCI World Textiles, Apparel & Luxury Goods	(3)	12	72

[2] November 17, 1995

Share Price Continues to Advance

After increasing more than 20% during the second half of 2004, the adidas-Salomon share continued its positive development in the first quarter of 2005. During the first two months of the year, however, the share price declined somewhat, mainly as a result of the ongoing surge in commodity prices, especially oil, which rose more than 15% during the first quarter. In addition, consumer confidence remained depressed in many countries and put further pressure on the global stock markets as well as the adidas-Salomon share. Moreover, uncertainties regarding the state of the European sporting goods industry and the depreciation of the euro against the US dollar exacerbated the downward trend for all companies within the sector. However, the release of the Group's final full year results and the announcement of our intention to initiate a share buyback program at the beginning of March marked the turning point for the development of the adidas-Salomon share price. Following a 7% increase on the day of the release, the share price continued to appreciate throughout the remainder of the reporting period and reached its highest level in more than six years at € 122.56 on March 31. With an increase of 3% compared to the 2004 year-end level, the adidas-Salomon share outperformed the DAX-30, Germany's premiere stock index, which increased 2% during the same period. The Morgan Stanley Capital International (MSCI) World Textiles, Apparel & Luxury Goods Index, which comprises the Group's major competitors, declined 3% in the first quarter.

€ 1.30 Dividend Proposal

The adidas-Salomon Executive Board will recommend paying a dividend of € 1.30 for 2004 to our shareholders at the Annual General Meeting on May 4, 2005. This represents an increase of 30% versus the prior year and is the highest dividend in the Group's history. It reflects our philosophy of sharing adidas-Salomon's operational and financial success with our shareholders. Management's ongoing commitment to improving the Group's financial condition while also continually increasing value for our shareholders is also reflected in our new dividend policy. With a total payout of approximately € 60 million, this year's proposal represents a payout ratio of 19%. Going forward, adidas-Salomon intends to pay out between 15 and 25% of consolidated net income, representing a significant extension of the previous range of between 15 and 20%. The Group's continued dedication to driving substantial shareholder return is also reflected in our intention to initiate a share buyback program targeted at purchasing up to 10% of the Group's outstanding shares.

The adidas-Salomon Share

Number of shares outstanding	
first quarter average	45,935,547
at March 31	45,940,050[1]
Type of share	No-par-value share
Free float	100%
Initial Public Offering	November 17, 1995
Stock exchange	All German stock exchanges
Stock registration number	ISIN DE0005003404
Stock symbol	ADS
Important indices	DAX-30
	MSCI World Textiles, Apparel & Luxury Goods
	Deutsche Börse Prime Consumer Index
	Dow Jones STOXX
	Dow Jones EURO STOXX
	Dow Jones Sustainability
	FTSE4Good Europe

[1] All shares carry full dividend rights.

No Directors' Dealings in Reporting Period

During the first three months of 2005 no trades of adidas-Salomon shares, as defined by the German Securities Trading Act (*Wertpapierhandelsgesetz*), were conducted by members of our Executive or Supervisory Boards, by key executives or by any person in close relationship with these persons. Detailed information regarding Directors' Dealings can be found in the Corporate Governance section on our corporate website at www.adidas-Salomon.com.

das-Salomon During the first three of 2005, global economic activity remained robust. uarter sales for adidas-Salomon increased 11% on a cy-neutral basis. In euro terms, revenues grew 10% to 8 billion in 2005 from € 1.623 billion in 2004. The Group's margin grew 1.0 percentage points to 46.9% in 2005 : 45.9%) as a result of our improving product mix, in- sed own-retail activities at adidas as well as favorable ency developments. The strong sales growth in combina- with this gross margin improvement drove a 27% increase he Group's operating profit to € 179 million in the first three nths of 2005 versus € 142 million during the same period of 04. adidas-Salomon's income before taxes was € 170 million, 31% versus € 130 million in 2004. A lower tax rate also sitively impacted the Group's net income attributable to hareholders, which grew 46% to € 105 million in 2005 from 72 million in 2004. This represents basic earnings per share f € 2.29 versus € 1.58 in the prior year. The adoption of new and revised International Financial Reporting Standards in 2005 had a positive impact on the Group's reported financial performance. On a comparable basis, the Group's operating profit, IBT and net income attributable to shareholders would have increased 17%, 20% and 26% respectively during the first quarter of 2005. The figures stated on a comparable basis are adjusted to eliminate the goodwill amortization incurred in 2004. Furthermore, the operating profit reflects the inclusion of royalty and commission income for both years.

ECONOMIC AND SECTOR DEVELOPMENT

Global Economy Grows at Robust Pace

Albeit slower than in 2004, the global economy continued to expand at a robust pace during the first quarter of 2005. Economic expansion has, however, become less balanced between the different regions. In Europe, economic growth remained hesitant. While exports continued to be resilient despite the strong euro, domestic demand has remained subdued against the backdrop of chronically high unemployment as well as generally weak business and consumer confidence. Growth in the emerging markets of Eastern Europe continued to be overproportionately strong. In the USA, the economy grew at a brisk pace driven by buoyant domestic demand as capital spending remained strong, continuing to benefit from high corporate profitability and low financing costs. In addition, household spending has continued to expand, reflecting ongoing strength in consumer confidence. In Japan, a slight pick-up in export momentum, an improving financial position and the uptrend in business investment reflect a modest rebound of economic activity. In the rest of Asia, economic activity has gradually decelerated across the region, except in China where growth remains strong. In Latin America, economic activity continued to be robust. It was primarily domestic demand that led growth with private consumption and business investment growing rapidly.

Sporting Goods Sector Continues to Improve in Most Markets

The sporting goods industry developed largely positively during the first quarter of 2005. In Europe, however, tough retail conditions persist as a result of depressed consumer spending in Western Europe. The sporting goods industry, however, continued to grow strongly in the emerging markets of Eastern Europe. In the USA, the trend towards higher-priced premium performance product continued. In combination with recent rationalization within the retail sector, this trend towards higher average selling prices has helped to increase the industry's overall profitability. In Asia, strong consumer demand drove growth for the sporting goods industry in most of the region's major markets. The fast expansion of the Chinese sporting goods industry continued. In Japan, footwear sales improved modestly despite a very competitive and stagnant overall sporting goods market. In Latin America, continued economic momentum combined with improving market conditions supported solid growth of the sporting goods industry.

Quarterly Consumer Confidence Development by Region[1]

120 / 110 / 100 / 90

Mar. 04 | Jun. 04 | Sep. 04 | Dec. 04 | Mar. 05

USA, Source: Conference Board
Euro Zone, Source: European Commission
Japan, Source: Economic and Social Research Institute, Government of Japan

[1] Index: March 31, 2004 = 100

Exchange Rate Development[2] € 1 equals

	Average rate 2004	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Average rate 2005
USD	1.2434	1.2155	1.2409	1.3621	**1.2964**	1.3117
JPY	134.41	132.40	137.17	139.65	**138.44**	136.98
GBP	0.6785	0.6708	0.6868	0.7051	**0.6885**	0.6936

[2] Spot rates at quarter-end

GROUP BUSINESS PERFORMANCE

adidas-Salomon Currency-Neutral Sales Grow 11% in Q1

During the first quarter of 2005, Group sales increased 11% on a currency-neutral basis, supported by higher sales in all regions. In euro terms, revenues grew 10% to € 1.778 billion in 2005 from € 1.623 billion in 2004.

adidas Drives Top-Line Growth in the First Quarter

Sales growth in the adidas segment set the pace for Group performance during the first quarter of 2005. Currency-neutral adidas revenues increased 11% during the first three months. Drivers of this growth were significant increases in nearly all Sport Performance categories as well as strong double-digit growth in the Sport Heritage division. Sport Style sales, which comprise less than 1% of brand adidas revenues, however, declined. In the Salomon segment, revenues decreased 8% on a currency-neutral basis in the first quarter of 2005. This decline was mainly driven by lower sales in the inline skates, cycling components as well as most major winter sports categories. These decreases could not be offset by double-digit increases in emerging categories such as footwear, apparel and surfing. Currency-neutral revenues in the TaylorMade-adidas Golf segment increased 31%. This exceptional performance was driven by strong double-digit growth in the metalwoods, irons, golf ball and apparel categories which more than compensated a decline in putters. Currency translation effects negatively impacted sales at all brands in euro terms. adidas sales in euro terms increased 10% to € 1.512 billion in the first quarter of 2005 from € 1.378 billion in 2004. Salomon sales in euros declined 9% to € 112 million in the first three months of 2005 from € 122 million in the prior year, and TaylorMade-adidas Golf sales in euro terms grew 28% to € 149 million in 2005 from € 116 million in 2004.



Q1 Net Sales € in millions

Year	Net Sales
2001	1,558
2002	1,638
2003	1,669
2004	1,623
2005	1,778



Q1 2005 Net Sales by Region

Latin America 4%
Asia 20%
North America 22%
Europe 54%

Currency-Neutral Sales in Europe Grow Modestly

First quarter Group sales in Europe grew 1% on a currency-neutral basis, which also represents an improvement of 1% in euro terms to € 959 million in 2005 from € 951 million in 2004, driven by strong increases at TaylorMade-adidas Golf. At brand adidas, sales remained stable both on a currency-neutral basis and in euro terms, reaching € 848 million during the first three months of 2005 (2004: € 845 million). Strong double-digit growth in the region's emerging markets as well as solid increases in the UK and Italy were nearly offset by declines in France and Germany. Salomon sales declined 7% on a currency-neutral basis in the first quarter of 2005, mainly due to lower sales in Switzerland, Germany and Northern Europe. In euro terms, first quarter sales for Salomon also declined 7% to € 84 million from € 90 million. Growth in Europe was almost entirely driven by an outstanding performance at TaylorMade-adidas Golf where currency-neutral sales increased 69% as a result of broad-based improvements throughout the region. In euro terms, revenues at TaylorMade-adidas Golf increased 67% to € 27 million in 2005 from € 16 million in 2004.

Currency-Neutral Sales in North America Increase 20%

In North America, Group sales during the first quarter increased 20% on a currency-neutral basis or 15% in euro terms to € 378 million in 2005 from € 328 million in 2004. This development represents the highest quarterly growth rate in more than two years. This positive performance was driven by brand adidas where currency-neutral sales increased 20% in the first quarter, reflecting double-digit growth in both the Sport Performance and Sport Heritage divisions with particular strength in the Sport Performance running, basketball and football categories as well as in Sport Heritage footwear. In euro terms, sales for the adidas segment increased 15% to € 279 million in 2005 from € 243 million in 2004. Currency-neutral sales at Salomon were down 10% due to declines in most major categories. Salomon sales in euro terms decreased 11% to € 22 million in 2005 from € 24 million in 2004. The TaylorMade-adidas Golf segment reported currency-neutral sales growth of 31% in the first quarter of 2005 as a result of strong double-digit increases in the metalwoods, golf ball and apparel categories. In euro terms, sales at TaylorMade-adidas Golf grew 26% to € 77 million in 2005 from € 61 million in 2004.

Q1 2005 Net Sales Growth by Brand and Region[1] in %

	Europe	North America	Asia	Latin America	**Total**
adidas	0	15	33	42	**10**
Salomon	(7)	(11)	(28)	11	**(9)**
TaylorMade-adidas Golf	67	26	15	53	**28**
Total	**1**	**15**	**29**	**41**	**10**

[1] Versus the prior year

Q1 2005 Currency-Neutral Net Sales Growth by Brand and Region[2] in %

	Europe	North America	Asia	Latin America	**Total**
adidas	0	20	35	45	**11**
Salomon	(7)	(10)	(27)	15	**(8)**
TaylorMade-adidas Golf	69	31	15	61	**31**
Total	**1**	**20**	**31**	**45**	**11**

[2] Versus the prior year

Currency-Neutral Sales in Asia Grow More Than 30%

Sales for adidas-Salomon in Asia increased 31% on a currency-neutral basis in the first quarter of 2005. In euro terms, revenues in Asia grew 29% to € 357 million in 2005 from € 276 million in 2004. Sales in the adidas segment grew overproportionately, up 35% on a currency-neutral basis in the region. This positive development was driven by strong growth in China, where sales more than doubled during the first three months of 2005, as well as strong double-digit increases in Japan and Korea. In euro terms, adidas sales were up 33% to € 309 million in 2005 from € 232 million in 2004. First quarter revenues for the Salomon segment decreased 27% on a currency-neutral basis, mainly due to significant declines in Japan and Korea, reflecting the difficult market conditions for winter sports products in these countries. In euro terms, Salomon sales declined 28% to € 4 million in 2005 from € 6 million in 2004. First quarter revenues at TaylorMade-adidas Golf increased 15% on a currency-neutral basis as a result of strong sales growth in Japan, Korea and Australia. In euro terms, TaylorMade-adidas Golf sales also increased 15% to € 44 million in 2005 from € 38 million in 2004.

Currency-Neutral Sales in Latin America Up 45%

In Latin America, where revenues are generated predominately by adidas, currency-neutral sales increased 45% in the first quarter, renewing its position as the fastest growing region within the Group. This development was driven by outstanding sales growth in Mexico and Brazil, where revenues almost doubled during the first three months of the year, as well as double-digit increases in nearly all other countries in the region. In euro terms, sales grew 41% to € 69 million in 2005 from € 49 million in 2004. Sales for adidas improved 45% on a currency-neutral basis in the first quarter of 2005. This represents an increase of 42% in euro terms to € 67 million in 2005 from € 47 million in 2004. Salomon and TaylorMade-adidas Golf, while only minor components in overall sales with revenues of € 1 million (2004: € 1 million) and € 1 million (2004: € 0 million) respectively in the first quarter of 2005, continued to grow rapidly both on a currency-neutral basis as well as in euro terms.

All Product Categories Grow Strongly

In the first quarter of 2005, currency-neutral footwear sales increased 12%, driven by strong growth rates in nearly all Sport Performance categories as well as double-digit growth in the Sport Heritage division and at Salomon. This growth is significantly higher than the year-end backlog increase, reflecting strong at-once business as well as continued own-retail expansion during the first quarter of 2005. In euro terms, footwear sales grew 10% to € 847 million in 2005 from € 769 million in 2004. Currency-neutral apparel sales grew 11% in the first three months of 2005. Strong double-digit increases in the Sport Performance running and tennis categories, in the Sport Heritage division as well as in TaylorMade-adidas Golf apparel were the main drivers of this positive development which is at least partly attributable to our successful "Apparel Breakthrough" initiative. In euro terms, apparel sales grew 10% to € 683 million in the first quarter of 2005 from € 623 million in 2004. First quarter hardware sales increased 8% on a currency-neutral basis driven by strong growth in the metalwoods, irons and golf ball categories at TaylorMade-adidas Golf as well as solid increases at brand adidas driven by improvements in the bags category. In euro terms, the increase was 8% to € 248 million in 2005 from € 231 million in 2004.

Group Gross Margin Up 1.0 Percentage Points

adidas-Salomon gross margin grew 1.0 percentage points to 46.9% of sales in the first quarter of 2005 (2004: 45.9%). This represents the highest first quarter gross margin in the history of our Group and mainly reflects our improving product mix and increased adidas own-retail activities. In addition, favorable currency effects due to our international sourcing structure also contributed to the margin improvement. While a large majority of our product purchases are invoiced in US dollars, our sales are denominated primarily in euro and other currencies, which, for the most part, appreciated versus the dollar in the course of the last 12 months. As a result of strong sales growth and the gross margin increase, gross profit for the Group rose 12% in the first quarter of 2005 to reach € 834 million versus € 744 million in 2004.

Royalty and Commission Income Grows 15%

Royalty and commission income, which according to the revised International Financial Reporting Standard IAS 1 is now included in the operating profit, increased 16% on a currency-neutral basis. This increase was driven by both an increased number of units and higher average royalty rates. In euro terms, royalty and commission income increased by 15% to € 11 million in 2005 from € 9 million in 2004.

Operating Expenses Increase by 11%

Operating expenses, including selling, general and administrative expenses (SG&A) and depreciation and amortization (excluding goodwill), increased by 11% to € 665 million in the first quarter of 2005 from € 601 million in 2004. As a percentage of sales, this equates to 37.4%, which is 0.4 percentage points higher than the 2004 level of 37.0%. This increase mainly reflects timing effects in the marketing working budget expenditures associated with our product launch schedule, which in comparison to 2004 is significantly more weighted towards the first and fourth quarters of the year. Important product launches during the first quarter included the adidas_1 running shoe, the a3® KG 2 basketball shoe as well as the adidas by Stella McCartney product line at brand adidas, the rac™ family of irons and the BlackMAX® golf ball at TaylorMade-adidas Golf as well as Salomon's "Women Will" apparel line. Operating expenses were also impacted by the continued expansion of adidas own-retail activities.

Retail Increases Drive Employee Growth

At March 31, 2005, adidas-Salomon employed 17,413 people. This represents an increase of 9% versus the previous year's level of 16,028 and a 2% increase since the end of 2004 when the Group employed 17,023 people. New employees were primarily added in own retail.

Scheduled Goodwill Amortization Discontinued

According to new and revised International Financial Reporting Standards scheduled goodwill amortization is no longer allowed. From 2005 onwards, goodwill is tested annually for impairment, and additionally when there are indications of potential impairment. The 2004 results are not allowed to be restated. However, past years' scheduled goodwill amortization as well as any future goodwill impairment is included in the operating profit. During the first three months of 2005 no goodwill impairment was incurred. This compares to a scheduled goodwill amortization of € 11 million during the first quarter of 2004.

Operating Profit Grows 27%

Group operating profit increased 27% to € 179 million in 2005 from € 142 million in the first quarter of 2004, reflecting strong sales and gross margin increases. Similarly, the operating margin grew 1.4 percentage points to 10.1% in the first three months of 2005 versus 8.7% in the same period of 2004. The adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit as well as the discontinuation of scheduled goodwill amortization had a positive impact on the Group's reported operational performance in the first quarter. On a comparable basis, the Group's operating profit and margin would have increased 17% or 0.7 percentage points respectively during the first three months of 2005.

Q1 Gross Margin in %

Year	%
2001	41.7
2002	41.8
2003	42.5
2004	45.9
2005	46.9

Q1 Operating Profit[1] € in millions

Year	€ in millions
2001	124
2002	98
2003	115
2004	142
2005	179

[1] Previous years' figures have been adjusted to reflect the changes in IFRS.

Financial Expenses Decrease

Financial expenses decreased 19% to € 10 million during the first three months of 2005 (2004: € 12 million). Positive effects from the lower average debt level more than offset an increase of the weighted average interest rate. The latter was partly a result of the fact that the Group's convertible bond, which in accordance with IFRS requirements carries a higher interest rate in the P&L than actually paid, now comprises a significantly higher portion of adidas-Salomon's borrowings than it did in the prior year. In addition, the higher interest rate environment in the USA as well as the fact that the continuing decline of the Group's net borrowings results in a growing share of longer-term financing, which generally carries higher interest rates, contributed to this development.

Income Before Taxes Up 31%

As a result of the operating improvements and lower financial expenses, *adidas-Salomon income before taxes increased 31%* to € 170 million in the first quarter of 2005 from € 130 million in 2004. As a percentage of sales, IBT improved by 1.5 percentage points to 9.5% in 2005 from 8.0% in 2004. The discontinuation of scheduled goodwill amortization had a strong positive impact on this development in the first quarter. On a comparable basis, the Group's IBT would have increased 20% or 0.9 percentage points respectively.

Net Income Attributable to Shareholders Increases 46%

adidas-Salomon's net income attributable to shareholders *increased 46% to € 105 million in the first quarter of 2005 from € 72 million in 2004.* Strong sales increases, coupled with improving gross and operating margins were the main drivers of this improvement. The discontinuation of scheduled goodwill amortization also had a strong positive impact on this development in the first quarter. Minority interests increased 3% to € 5 million in 2005 (2004: € 5 million). Lower minorities due to the acquisition of the remaining shares of adidas Turkey, Salomon & Taylor Made Japan and adidas Malaysia as well as the disposal of the remaining shares of erima were more than offset by higher profits at adidas Korea. The Group's tax rate declined 5.6 percentage points to 35.2% in the first three months of 2005 from 40.7% in 2004 mainly due to the discontinuation of goodwill amortization, which was not tax deductible. On a comparable basis, the Group's net income attributable to shareholders would have increased *26% during the first three months of 2005.*


Q1 Income Before Taxes € in millions
2001
92
2002
79
2003
98
2004
130
2005
170
Q1 Net Income Attributable to Shareholders € in millions
2001
46
2002
43
2003
51
2004
72
2005
105

€ 2.29 Basic Earnings Per Share

adidas-Salomon basic earnings per share increased 45% to € 2.29 for the first three months of 2005 versus € 1.58 in 2004. The Group's total number of shares outstanding increased by 81,050 shares in the first three months of 2005 to 45,940,050 as a result of the Management Share Option Plan (MSOP) of adidas-Salomon AG. Consequently, the average number of shares used in the calculation of basic earnings per share was 45,935,547 (first three months 2004 average: 45,524,092). First quarter diluted earnings per share increased 36% to € 2.15 in 2005 from € 1.58 in 2004. While the prior year's dilutive effect was only very small and solely related to the Group's MSOP, dilution in 2005 mainly results from approximately four million additional potential shares that could be created in relation to our outstanding convertible bond, for which conversion criteria were met for the first time at the end of the fourth quarter of 2004. Both basic and diluted earnings per share were positively impacted by the discontinuation of scheduled goodwill amortization. On a comparable basis, basic and diluted earnings per share would have increased by 25% and 18% respectively during the first quarter of 2005.

Subsequent Events and Developments

Between the end of the first quarter of 2005 and the publication of this report on May 2, there were no major macroeconomic or sociopolitical changes which we expect to influence our business materially going forward.

FINANCE AND INVESTMENT

Total Assets Increase by 2%

At the end of the first quarter of 2005, total assets increased by 2% to € 4.676 billion versus € 4.602 billion in the prior year, mainly as a result of investments in other current assets. Compared to the 2004 year-end level, total assets increased by 6%.

Receivables Decrease by 4%

Receivables at adidas-Salomon were reduced by 4% to € 1.295 billion at the end of the first quarter of 2005 versus € 1.346 billion in the prior year. On a currency-neutral basis, this represents a decline of 2% and reflects strict discipline in the Group's trade terms management and concerted collection efforts at all brands.

Inventories Remain Stable

Group inventories were virtually unchanged at € 1.075 billion at the end of the first quarter of 2005 versus € 1.074 billion in 2004. On a currency-neutral basis, inventories were up 3% which is significantly below our current backlog level and sales growth expectations.

Other Current Assets Increase by 35%

Other current assets increased by 35% to € 422 million at the end of the first quarter of 2005 from € 312 million in 2004, mainly due to higher prepayments for promotion contracts and higher taxes receivable.

Fixed Assets Up 3%

Fixed assets increased by 3% to € 1.157 billion at the end of March 2005 versus € 1.126 billion in 2004. This change in fixed assets is due to additions of € 201 million which were partly counterbalanced by depreciation and amortization of approximately € 154 million. Disposals and currency effects reduced fixed assets by an additional € 10 million and € 8 million respectively.

Other Non-Current Assets Decrease by 19%

Other non-current assets were reduced by 19% to € 107 million at the end of the first quarter of 2005 from € 132 million in 2004, mainly due to a reduced non-current portion of prepaid promotion contracts.

Other Non-Current Liabilities Increase by 2%

Other non-current liabilities increased by 2% to € 33 million at the end of March 2005 from € 32 million in 2004, primarily due to an increase in the fair value of financial instruments used for hedging activities within the Group and decreased obligations under capital lease contracts.

Balance Sheet Structure[1] in % of total assets

	2005[2]	2004[2]
Assets		
Cash and cash equivalents	4.4	4.6
Short-term financial assets	5.1	4.4
Accounts receivable	27.7	29.3
Inventories	23.0	23.3
Other current assets	9.0	6.8
Total current assets	**69.2**	**68.4**
Fixed assets	24.7	24.5
Deferred tax assets	3.8	4.3
Other non-current assets	2.3	2.9
Total non-current assets	**30.8**	**31.6**
Total assets	**100.0**	**100.0**
Liabilities and equity		
Short-term borrowings	0.0	0.0
Accounts payable	11.1	10.7
Income taxes	4.0	4.2
Accrued liabilities and provisions	14.4	12.1
Other current liabilities	3.9	3.8
Total current liabilities	**33.4**	**30.8**
Long-term borrowings	22.9	31.7
Pensions and similar obligations	2.5	2.3
Deferred tax liabilities	1.5	1.3
Other non-current liabilities	0.7	0.7
Total non-current liabilities	**27.6**	**36.1**
Shareholders' equity	38.3	31.9
Minority interests	0.7	1.2
Total equity	**39.0**	**33.1**
Total liabilities and equity	**100.0**	**100.0**

[1] For absolute figures see Consolidated Balance Sheet.
[2] At March 31

Shareholders' Equity Ratio Further Strengthened

The Group's shareholders' equity base was further strengthened in the first quarter of 2005. Shareholders' equity rose by 22% to € 1.789 billion at the end of March 2005 versus € 1.468 billion in 2004. The majority of the net income was retained within the Group and used to strengthen the equity base. Compared to the 2004 year-end level of € 1.628 billion, shareholders' equity increased by 10%.



Total Assets[1] € in millions

Year	Value
2001	4,189
2002	4,420
2003	4,341
2004	4,602
2005	4,676

[1] At March 31

Equity Ratio[2] in %

Year	Value
2001	21.6
2002	23.7
2003	26.0
2004	31.9
2005	38.3

[2] At March 31



Net Borrowings[3] € in millions

Year	Value
2001	1,898
2002	1,909
2003	1,624
2004	1,045
2005	629

[3] At March 31

Strong Cash Flow Development

In the first quarter of 2005, the Group used € 11 million of net cash in operating activities to finance working capital needs in accordance with the seasonality of the business. Cash outflow for investing activities was € 8 million and mainly related to spending for property, plant and equipment such as investment in adidas own-retail activities. *The cash used in operating and* investing activities was financed with long-term loans.

Net Borrowings Reduced by € 416 Million

Net borrowings at March 31, 2005 were € 629 million, down 40% or € 416 million versus € 1.045 billion in the prior year. Strong bottom-line profitability and continued tight working capital management were the drivers of this reduction. As a consequence, the Group's financial leverage improved 36 percentage points to 35% in 2005 versus 71% in 2004. Versus the 2004 year-end level of € 594 million, debt increased 6% reflecting the seasonality of the business.

adidas In the first quarter of 2005, currency-neutral sales at adidas increased 11% with revenue growth coming from all regions. In euro terms, revenues grew 10% to € 1.512 billion in 2005 from € 1.378 billion in 2004. Gross margin as a percentage of sales increased by 3.0 percentage points to 47.1% in the first quarter of 2005 (2004: *44.1%*), mainly driven by product mix improvements and increased own-retail activities. In addition, positive currency effects also contributed to the improvement. As a result, operating profit grew 34% to € 258 million in the first quarter of 2005 versus € 192 million in the prior year. The adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit as well as the *discontinuation of scheduled goodwill amortization had an* impact on the reported operational performance in the first quarter. *On a comparable basis, adidas operating profit* increased 32%. The figures stated on a comparable basis are *adjusted to eliminate the goodwill amortization incurred in* 2004. Furthermore, the operating profit reflects the inclusion of royalty and commission income for both years.

Currency-Neutral Sales Up 11% in Q1

In the first quarter of 2005, sales for the adidas segment improved 11% on a currency-neutral basis with revenues growing in all regions. In euro terms, sales grew 10% to € 1.512 billion in 2005 from € 1.378 billion in 2004. Revenues from adidas own-retail activities improved 34% on a currency-neutral basis, which represents an increase of 32% in euro terms to € 144 million in the first quarter of 2005 from € 110 million in 2004. This growth was driven both by comparable sales growth and new store openings.

Double-Digit Growth in Many Sport Performance Categories

First quarter sales in the Sport Performance division increased 5% on a currency-neutral basis supported by growth in footwear, apparel and hardware. Double-digit growth in the running and tennis categories as well as solid increases in football and basketball were the main drivers of this improvement and reflect the broad strength of adidas' product offering. These increases were only partly offset by declines in the training and swimming categories. In euro terms, Sport Performance sales improved 3% during the first three months of 2005 to € 1.147 billion from € 1.114 billion in the prior year.

Sport Heritage Footwear and Apparel Grow Vigorously

Currency-neutral sales in the Sport Heritage division again grew vigorously during the first quarter of 2005, up 46% compared to the prior year. This increase was driven by strong double-digit growth rates in both footwear and apparel as well as in all regions. In euro terms, Sport Heritage sales improved 43% to € 357 million in 2005 from € 249 million in 2004.

Lower Sport Style Sales

adidas Sport Style products continue to enjoy great popularity. First quarter sales in the Sport Style division nevertheless declined 16% both on a currency-neutral basis and in euro terms to € 7 million in 2005 versus € 8 million in the prior year. This development mainly reflects the difficult retail environment, especially in Europe, in the first quarter.

adidas at a Glance € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Net sales	**1,512**	1,378	10%
Gross margin	**47.1%**	44.1%	3.0pp
Operating profit[1]	**258**	192	34%

[1] 2004 figures have been adjusted to reflect the changes in IFRS.

Q1 adidas Net Sales € in millions

2001	1,277
2002	1,330
2003	1,405
2004	1,378
2005	1,512

adidas Net Sales by Region € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Europe	**848**	845	0%
North America	**279**	243	15%
Asia	**309**	232	33%
Latin America	**67**	47	42%

adidas Net Sales by Quarter € in millions

Quarter	Value
Q1 2005	1,512
Q1 2004	1,378
Q2 2005	
Q2 2004	1,207
Q3 2005	
Q3 2004	1,570
Q4 2005	
Q4 2004	1,020

adidas Operating Profit by Quarter[1] € in millions

Q1 2005	258
Q1 2004	192
Q2 2005	
Q2 2004	93
Q3 2005	
Q3 2004	269
Q4 2005	
Q4 2004	10

[1] 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Gross Margin Improves Significantly

The adidas gross margin increased by 3.0 percentage points to 47.1% in the first quarter of 2005 from 44.1% in 2004. This improvement was largely driven by our improving product mix and increased own-retail activities. In addition, favorable currency effects associated with our sourcing structure also contributed to the margin increase. As a result, adidas gross profit grew 17% to € 713 million in the first quarter of 2005 from € 608 million in 2004.

Royalty and Commission Income Grows 8%

According to the revised International Financial Reporting Standard IAS 1, royalty and commission income is now included in the operating profit. During the first three months of 2005, royalty and commission income at brand adidas increased by 8% to € 14 million from € 13 million in 2004. This increase was driven by both an increased number of units and higher average royalty rates.

Operating Expense Increase Reflects Support for Q1 Product Launches

adidas operating expenses grew 10% to € 469 million in the first quarter of 2005 from € 426 million in 2004. This operating expense increase primarily reflects timing effects in the marketing working budget expenditures associated with our product launch schedule which in comparison to 2004 is significantly more weighted towards the first and fourth quarters. Important product launches at brand adidas during the first quarter included the adidas_1, ClimaCool® Revolution, a3® Axiom and Hyperride running shoes, the a3® KG 2 and T-MAC 4.5 basketball shoes as well as the adidas by Stella McCartney product line. Operating expenses were also impacted by the continued expansion of adidas own-retail activities. As a percentage of sales, operating expenses increased 0.1 percentage points to 31.0% during the first three months of 2005 (2004: 31.0%) as the absolute increase was nearly offset by the strong sales improvement.

Scheduled Goodwill Amortization Discontinued

According to new and revised International Financial Reporting Standards scheduled goodwill amortization is no longer allowed. From 2005 onwards, goodwill is tested annually for impairment, and additionally when there are indications of potential impairment. The 2004 results are not allowed to be restated. However, past years' scheduled goodwill amortization as well as any future goodwill amortization arising from impairment is included in the operating profit. During the first three months of 2005 no goodwill impairment was incurred at brand adidas. This compares to a scheduled goodwill amortization of € 3 million during the first quarter of 2004.

Operating Profit and Margin Increase Considerably

During the first three months of 2005, adidas operating profit grew by 34% to € 258 million versus € 192 million during the same period in the prior year. This increase was mainly a result of the quarter's strong sales and gross margin increases that were only partly offset by increased operating expenses. The operating margin for the adidas segment increased by 3.1 percentage points to 17.0% during the first three months of 2005 (2004: 13.9%). On a comparable basis, operating profit and margin for brand adidas would have increased 32% or 2.9 percentage points respectively during the first three months of 2005.

Salomon

Sales for Salomon during the first three months of 2005 were down 8% on a currency-neutral basis, reflecting declines in the inline skates, cycling components as well as most major winter sports categories. In euro terms, revenues decreased 9% to € 112 million in 2005 from € 122 million in 2004. Salomon gross margin declined 3.2 percentage points to 28.3% in 2005 (2004: 31.6%), mainly due to unfavorable currency effects associated with sourcing and producing the majority of Salomon products in Europe. As a result of these developments and higher operating expenses, operating profit declined 51% to negative € 25 million in the first quarter of 2005 from negative € 16 million in 2004. The adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit as well as the discontinuation of scheduled goodwill amortization had an impact on the reported operational performance in the first quarter. On a comparable basis, Salomon's operating profit declined 54%. The figures stated on a comparable basis are adjusted to eliminate the goodwill amortization incurred in 2004. Furthermore, the operating profit reflects the inclusion of royalty and commission income for both years.

Currency-Neutral Salomon Sales Decline 8% in Q1

Currency-neutral Salomon sales declined 8% in the first quarter of 2005. This decline was mainly driven by lower sales in the inline skates, cycling components as well as most major winter sports categories. These decreases could not be offset by double-digit increases in emerging categories such as footwear, apparel and surfing. In euro terms, Salomon sales decreased 9% to € 112 million in 2005 from € 122 million in 2004.

Gross Margin Declines due to Currency Effects

Salomon's gross margin declined 3.2 percentage points to 28.3% in the first quarter of 2005 from 31.6% during the same period of 2004. This development was mainly a result of negative currency effects associated with sourcing and producing the majority of Salomon products in Europe. In addition, lower margins in the alpine and inline skate categories contributed to the margin decline. Higher footwear and apparel margins were only partly able to offset these declines. As a result, gross profit decreased 18% to € 32 million in the first quarter of 2005 from € 39 million in 2004.

Royalty and Commission Income Stable

At Salomon, royalty and commission income, which is now included in the operating profit, was below € 1 million both in 2005 and in the prior year.

Salomon Operating Expenses Increase 1% in Q1

Operating expenses at Salomon grew 1% to € 57 million during the first quarter of 2005 from € 56 million in 2004. This slight increase mainly reflects higher marketing expenditures related to the launch of Salomon's "Women Will" apparel line and could only be partly offset by a decline in operating overheads. As a percentage of sales, operating expenses increased 4.6 percentage points to 50.5% during the first three months of 2005 from 45.9% in 2004. This development is almost entirely a result of the strong sales decline at Salomon.

Salomon at a Glance € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Net sales	**112**	122	(9%)
Gross margin	**28.3%**	31.6%	(3.2pp)
Operating profit[1]	**(25)**	(16)	(51%)

[1] 2004 figures have been adjusted to reflect the changes in IFRS.

Q1 Salomon Net Sales € in millions

2001	121
2002	123
2003	124
2004	122
2005	112

Salomon Net Sales by Region € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Europe	**84**	90	(7%)
North America	**22**	24	(11%)
Asia	**4**	6	(28%)
Latin America	**1**	1	11%

Scheduled Goodwill Amortization Discontinued

During the first three months of 2005 no goodwill impairment, which would now be included in the operating profit, was incurred at Salomon. This compares to a scheduled goodwill amortization of less than € 1 million during the first quarter of 2004.

First Quarter Operating Profit Declines

During the first three months of 2005, Salomon operating profit declined 51% to negative € 25 million versus negative € 16 million in 2004. While the absolute level reflects the seasonality of Salomon's business, with the majority of sales occuring during the second half whereas operating expenses are more weighted towards the first half of the year, this quarter's decline was mainly a result of the sales decrease as well as unfavorable currency effects on the gross margin. As a result, Salomon's operating margin decreased by 8.7 percentage points to negative 22.1% in 2005 from negative 13.4% in 2004. On a comparable basis, Salomon's operating profit and margin would have declined 54% or 9.0 percentage points respectively during the first three months of 2005.

Salomon Net Sales by Quarter € in millions

Quarter	€ in millions
Q1 2005	112
Q1 2004	122
Q2 2005	
Q2 2004	72
Q3 2005	
Q3 2004	205
Q4 2005	
Q4 2004	253

Salomon Operating Profit by Quarter[1] € in millions

Quarter	€ in millions
Q1 2005	(25)
Q1 2004	(16)
Q2 2005	
Q2 2004	(27)
Q3 2005	
Q3 2004	37
Q4 2005	
Q4 2004	16

[1] 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

TaylorMade-adidas Golf

Sales for TaylorMade-adidas Golf in the first quarter of 2005 grew by 31% *on a currency-neutral basis driven by strong double-digit* increases in many product categories. In euro terms, this represents an improvement of 28% to € 149 million in 2005 from € 116 million in 2004. TaylorMade-adidas Golf gross margin declined 1.6 percentage points to 42.7% in 2005 from 44.3% in 2004 due to lower margins in the golf ball and putter categories. Driven by the strong top-line growth and lower operating expenses, operating profit improved 97% to negative € 1 million in 2005 from negative € 16 million in 2004. The adoption of *new and revised International Financial Reporting* Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit as well as the discontinuation of scheduled goodwill amortization had an impact on the reported operational performance in the first quarter. On a comparable basis, the operating profit at TaylorMade-adidas Golf also increased 97%. The figures stated on a comparable basis are adjusted to eliminate the goodwill amortization incurred in 2004. Furthermore, the *operating profit reflects the inclusion of royalty and* commission income for both years.

Strong Sales Growth at TaylorMade-adidas Golf in Q1

First quarter currency-neutral sales at TaylorMade-adidas Golf increased 31%. This outstanding performance was driven by strong *double-digit growth in the metalwoods, irons,* golf ball and apparel categories which was partly offset by declines in putters. In euro terms, revenues grew 28% to € 149 million in 2005 from € 116 million in 2004.

Gross Margin Declines

TaylorMade-adidas Golf gross margin decreased 1.6 percentage points to 42.7% in the first quarter of 2005 from 44.3% in the *prior year, due to lower margins in the golf ball and putter* categories. These declines could only be partly offset by improvements in apparel and footwear margins. Nevertheless, driven by the strong sales improvement, gross profit increased 23% to € 64 million in the first three months of 2005 from € 52 million in 2004.

Royalty and Commission Income at TaylorMade-adidas Golf Declines

At TaylorMade-adidas Golf, royalty and commission income, which is now included in the operating profit, declined 5% to negative € 3 million in 2005 (2004: negative € 3 million). This amount reflects royalties for the adidas Golf brand.

Operating Expenses Decline Despite Support for Product Launches

Operating expenses at TaylorMade-adidas Golf declined 5% to € 61 million in the first quarter of 2005 from € 65 million in 2004. This improvement primarily reflects the non-recurrence of last year's high provisions for doubtful debt which more than offset higher marketing expenditures associated with new product launches such as the new generation of rac™ irons and the BlackMAX® golf ball. As a percentage of sales, operating expenses declined strongly during the first three months of 2005, down 14.5 percentage points to 40.9% (2004: 55.5%), also supported by the outstanding sales growth.

TaylorMade-adidas Golf at a Glance € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Net sales	**149**	116	28%
Gross margin	**42.7%**	44.3%	(1.6pp)
Operating profit[1]	**(1)**	(16)	97%

[1] 2004 figures have been adjusted to reflect the changes in IFRS.

Q1 TaylorMade-adidas Golf Net Sales € in millions

2001	154
2002	176
2003	134
2004	116
2005	149

TaylorMade-adidas Golf Net Sales by Region € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Europe	**27**	16	67%
North America	**77**	61	26%
Asia	**44**	38	15%
Latin America	**1**	0	53%

Scheduled Goodwill Amortization Discontinued

At TaylorMade-adidas Golf no goodwill impairment or scheduled goodwill amortization, both of which would now be included in the operating profit, was incurred during the first three months of 2005 and 2004.

Operating Profit Significantly Improved

First quarter operating profit for TaylorMade-adidas Golf improved strongly, up 97% to negative € 1 million in 2005 from negative € 16 million in 2004. This development was a result of the outstanding sales growth and lower operating expenses. Similarly, the operating margin improved 13.7 percentage points to negative 0.4% during the first three months of 2005 from negative 14.0% in 2004. On a comparable basis, operating profit and margin at TaylorMade-adidas Golf would also have increased 97% or 13.7 percentage points respectively during the first three months of 2005.

TaylorMade-adidas Golf Net Sales by Quarter € in millions

Quarter	Net sales
Q1 2005	149
Q1 2004	116
Q2 2005	
Q2 2004	185
Q3 2005	
Q3 2004	176
Q4 2005	
Q4 2004	155

TaylorMade-adidas Golf Operating Profit by Quarter[1] € in millions

Quarter	Operating profit
Q1 2005	(1)
Q1 2004	(16)
Q2 2005	
Q2 2004	27
Q3 2005	
Q3 2004	23
Q4 2005	
Q4 2004	14

[1] 2004 quarterly figures have been adjusted to reflect the changes in IFRS.

Outlook

Given the current state of the global economy, further improvements in the course of 2005 appear likely. As a result of our first quarter performance and business expectations for the remainder of 2005, we confirm our sales guidance as provided with our 2004 full year results and are increasing our operating margin target. We continue to expect a mid- to high-single-digit increase in Group revenues on a currency-neutral basis, with double-digit currency-neutral growth in Asia and a mid-single-digit increase in Europe. We are raising our sales expectations for North America and Latin America, where we now expect high-single-digit and double-digit growth respectively. Group gross margin is expected to be around last year's record level of 47.2% and operating margin will improve versus the prior year's level on a like-for-like basis. As a result of strong first quarter performance, Group earnings for the full year are now expected to grow at the higher end of our communicated target range of 10 to 15% on a comparable basis.

Risk Identification and Analysis

The international sporting goods industry is highly competitive and success depends on the correct assessment of future trends and challenges. At adidas-Salomon, our Management continuously gathers and analyzes business intelligence, including a qualitative assessment of the future business environment, in order to best identify strategies to avoid or lower risk. With respect to the current business outlook, no immediate risks have been identified which could jeopardize the Group's ongoing business health and viability.

Largely Favorable Economic Outlook for the Remainder of 2005

The outlook for the global economy for the remainder of 2005 remains favorable. The European gross domestic product (GDP) is expected to expand by around 2% in 2005 with a gradual pick-up during the course of the year. While export activity should remain solid, a slight slowdown in global growth and the lagged impact of the euro strength are likely to have a negative impact on the region's external growth. Business investment should strengthen, supported by favorable financing conditions and improved profits. Consumption growth, however, is projected to develop in line with real disposable income expansion which will be limited until visible labor market improvements appear. In the USA, economic activity is expected to remain robust. While a moderate slowdown in private consumption growth seems likely going forward, given the gradual withdrawal of fiscal and monetary stimuli, business investment should nonetheless remain at supportive levels. As a result, the regional GDP is projected to grow by around 3% in 2005. In Japan, economic activity is expected to remain depressed. Nevertheless, the better-than-expected external demand and recent upward momentum in wages and employment are expected to lead to GDP growth of approximately 1% in 2005. The anticipated growth of around 6% for the rest of Asia will largely depend on the development of the domestic economies as a deceleration in exports will be a common feature. Despite further restrictive policies designed to ease the pace of investment, China is expected to grow at a particularly strong pace in 2005 (projected GDP growth: 8%). In Latin America, economic growth is projected to decline somewhat from the high levels observed in recent quarters. Nevertheless, stronger investment and consumption activities are expected to lead to GDP growth of around 4% for the region in 2005.

Mixed Sporting Goods Sector Outlook

The outlook for the sporting goods industry is mixed for the remainder of the year. In Europe, the internationalization and consolidation of retail is expected to continue, with lifestyle offerings growing in importance and consumers becoming even more price-sensitive. In North America, there are concerns that consumer spending will slow, following interest rate and commodity price increases. As a result, retailers may become more cautious with their orders from all sporting goods vendors. The overall positive market environment in Asia is expected to spur growth, limit clearance sales and help maintain the strong margin in the sporting goods industry throughout the remainder of 2005. In the region's most important market, Japan, footwear sales are expected to rebound modestly after five consecutive years of decline. In Latin America, brisk private consumption growth is projected to support further expansion of the sporting goods sector.

Mid- to High-Single-Digit Currency-Neutral Sales Growth Expected in 2005

As a result of the anticipated positive macroeconomic and sector environment, and in view of adidas backlog development, high expectations for adidas own-retail activities as well as positive retailer feedback for all brands, we continue to expect mid- to high-single-digit growth of Group revenues on a currency-neutral basis, with an increasingly positive outlook for North and Latin America as a result of strong first quarter performance. adidas-Salomon now projects double-digit growth in Asia and Latin America, high-single-digit growth in North America and mid-single-digit growth in Europe.

Development of adidas Currency-Neutral Order Backlogs[1] in %

20
10
0
-10
-20
Q2 2003
Q1 2005
Total
Footwear
Apparel

[1]At end of quarter, change year-over-year

adidas Order Backlogs by Product Category and Region[2] changes in %

	Europe	North America	Asia	Total
Footwear	4	0	2	**2**
Apparel	(3)	6	55	**10**
Total	**(1)**	**3**	**26**	**6**

[2]At March 31, 2005, change year-over-year

adidas Order Backlogs by Product Category and Region, Currency-Neutral[3] changes in %

	Europe	North America	Asia	Total
Footwear	5	5	8	**5**
Apparel	(2)	12	65	**14**
Total	**0**	**8**	**33**	**9**

[3]At March 31, 2005, change year-over-year

Strong Backlogs Support Mid- to High-Single-Digit Sales Growth Expectations for Brand adidas

adidas backlogs at the end of the first quarter of 2005 increased 9% versus the prior year on a currency-neutral basis. In euro terms, this represents an increase of 6%. Apparel backlogs grew 14% on a currency-neutral basis (+10% in euros), highlighting the continuing strength of our "Apparel Breakthrough" initiative. Footwear backlogs grew 5% in currency-neutral terms (+2% in euros), reflecting improvements in many categories, in particular in the Sport Heritage division. As a result of a positive first quarter 2005, our strong order book and double-digit growth expectations for our own-retail activities, we expect mid- to high-single-digit currency-neutral sales growth for adidas in 2005.

Sales growth expectations increased at TaylorMade-adidas Golf

Because of the strong seasonality of Salomon's business and the often short-term nature of orders within the winter sports industry as well as differently measured backlogs in the golf segment, we do not provide backlog information for the Salomon family of brands and TaylorMade-adidas Golf. Based on initial feedback from retailers, currency-neutral sales at Salomon are likely to grow at mid-single-digit rates in 2005. TaylorMade-adidas Golf is expected to grow at mid- to high-single-digit rates in 2005, backed by a strong first quarter.

Group Gross Margin to Be At Least As High As 2004 Record Level

We are committed to being among the industry leaders in all measures of profitability. Our improving product mix and the increased proportion of own-retail activities will remain important factors supporting our high gross margin. We anticipate that the stronger euro will continue to positively impact sourcing costs and therefore further support gross margin strength, albeit at a lower level than in 2004. While comparisons with the prior year will become tougher in the course of 2005, we expect our improving product mix in Europe to support a higher than originally anticipated gross margin for the region. Consequently, we are confident that the Group's gross margin will exceed our medium-term targeted corridor of between 45 and 46% and be at least as high as last year's record level of 47.2%.

IFRS Changes Impact Operating Margin Positively

Due to the adoption of new and revised International Financial Reporting Standards concerning the inclusion of the operating items royalty and commission income and goodwill amortization into the operating profit as well as the discontinuation of scheduled goodwill amortization, adidas-Salomon's operating margin will increase by approximately 0.5 percentage points on an absolute basis in 2005. On a quarterly basis, however, the impact of the IFRS changes will vary, as last year's goodwill amortization was incurred evenly in the quarters whereas the operating profit fluctuates from quarter to quarter due to the seasonality of our business. The exact impact of the IFRS changes will also depend on the development of royalty and commission income relative to the Group's sales growth.

Increasing Operating Margin Target Based On Underlying Improvement

In addition to this technical adjustment, we will also drive an operational margin improvement. Despite increased costs associated with the accelerated expansion of adidas own-retail activities, we expect lower operating overheads as a percentage of sales in the remainder of 2005 to provide modest leverage within our operating expenses. As a result of this improvement and a gross margin around last year's record level, we will surpass the Group's highest operating margin on record and achieve an operating margin of 10% in 2005. This development represents a higher than the originally expected margin increase reflecting the Group's operational improvements. In addition, for 2006, we have increased our margin outlook to 10.5% to reflect the impacts of the IFRS changes.

Profitability to Improve at adidas and TaylorMade-adidas Golf

In 2005, we expect profitability to increase at both adidas and TaylorMade-adidas Golf as a result of stable to slightly improving gross margins as well as lower operating expenses as a percentage of net sales. At Salomon, gross margin is likely to remain under pressure due to the brand's Europe-dominated sourcing and production structure. As a result, we expect underlying profitability for Salomon to be below the 2004 levels.

Net Income Growth at Top End of Target Range

We expect net income to grow at double-digit rates for the third consecutive year. Strong top-line growth, a higher than anticipated gross margin and improving operating expense leverage give us confidence that we will achieve comparable earnings growth at the higher end of our communicated target range of 10 to 15% versus the 2004 level. As a result of the IFRS change mentioned above, this represents earnings growth of between 25 and 30% compared to the 2004 level.

Consolidated Balance Sheet (IFRS) € in millions

	Mar. 31 2005	Mar. 31 2004	Change in %	Dec. 31 2004
Cash and cash equivalents	**206**	213	(3.5)	196
Short-term financial assets	**238**	201	18.4	259
Accounts receivable	**1,295**	1,346	(3.7)	1,046
Inventories	**1,075**	1,074	0.1	1,155
Other current assets	**422**	312	35.3	378
Total current assets	**3,236**	3,146	2.9	3,035
Property, plant and equipment, net	**375**	348	7.8	368
Goodwill, net	**573**	583	(1.7)	572
Other intangible assets, net	**94**	105	(10.9)	96
Long-term financial assets	**115**	90	27.5	93
Deferred tax assets	**177**	198	(10.5)	160
Other non-current assets	**107**	132	(19.3)	103
Total non-current assets	**1,441**	1,456	(1.1)	1,393
Total assets	**4,676**	4,602	1.6	4,427
Short-term borrowings	**-**	-	-	186
Accounts payable	**518**	494	5.0	592
Income taxes	**189**	192	(1.6)	167
Accrued liabilities and provisions	**671**	555	21.0	558
Other current liabilities	**185**	176	4.9	184
Total current liabilities	**1,563**	1,416	10.3	1,687
Long-term borrowings	**1,073**	1,459	(26.5)	863
Pensions and similar obligations	**115**	108	6.9	111
Deferred tax liabilities	**70**	61	15.3	78
Other non-current liabilities	**33**	32	2.1	31
Total non-current liabilities	**1,291**	1,660	(22.2)	1,083
Share capital	**118**	117	0.9	117
Reserves	**33**	15	123.0	(23)
Retained earnings	**1,639**	1,337	22.6	1,534
Shareholders' equity	**1,789**	1,468	21.9	1,628
Minority interests	**33**	57	(42.1)	29
Total equity	**1,822**	1,525	19.5	1,657
Total liabilities and equity	**4,676**	4,602	1.6	4,427

Rounding differences may arise in percentages and totals.

Consolidated Income Statement (IFRS) € in millions

	1st Quarter 2005	1st Quarter 2004	Change
Net sales	**1,778**	1,623	9.6%
Cost of sales	**945**	878	7.6%
Gross profit	**834**	744	12.0%
(% of net sales)	**46.9%**	45.9%	1.0pp
Royalty and commission income	**11**	9	14.9%
Selling, general and administrative expenses	**639**	578	10.7%
(% of net sales)	**36.0%**	35.6%	0.4pp
Depreciation and amortization (excl. goodwill)	**25**	23	10.5%
Goodwill amortization	**–**	11	(100.0%)
Operating profit	**179**	142	26.6%
(% of net sales)	**10.1%**	8.7%	1.4pp
Financial expenses, net	**10**	12	(18.8%)
Income before taxes	**170**	130	30.8%
(% of net sales)	**9.5%**	8.0%	1.5pp
Income taxes	**60**	53	13.0%
(% of income before taxes and minority interests)	**35.2%**	40.7%	(5.6pp)
Net income	**110**	77	43.1%
(% of net sales)	**6.2%**	4.7%	1.4pp
Attributable to shareholders	**105**	72	45.8%
(% of net sales)	**5.9%**	4.4%	1.5pp
Attributable to minority interests	**5**	5	2.7%
Basic earnings per share (in €)	**2.29**	1.58	44.5%
Diluted earnings per share (in €)	**2.15**	1.58	36.2%

Rounding differences may arise in percentages and totals.

Consolidated Statement of Cash Flows (IFRS) € in millions

	1st Quarter 2005	1st Quarter 2004
Operating activities:		
Income before taxes	**170**	130
Adjustments for:		
Depreciation and amortization (incl. goodwill)	**29**	37
Unrealized foreign exchange gains, net	**(9)**	(16)
Interest income	**(6)**	(0)
Interest expense	**17**	13
Gains on sale of property, plant and equipment, net	**(0)**	(1)
Operating profit before working capital changes	**200**	163
Increase in receivables and other current assets	**(296)**	(223)
Decrease in inventories	**62**	134
Increase/(Decrease) in accounts payable and other current liabilities	**105**	(40)
Cash provided by operations	**71**	34
Interest paid	**(19)**	(16)
Income taxes paid	**(63)**	(60)
Net cash used in operating activities	**(11)**	(42)
Investing activities:		
Purchase of goodwill and other intangible assets	**(2)**	(9)
Purchase of property, plant and equipment	**(23)**	(18)
Proceeds from sale of property, plant and equipment	**2**	3
Decrease/(Increase) in short-term financial assets	**21**	(112)
Increase in investments and other long-term assets	**(12)**	(36)
Interest received	**6**	0
Net cash used in investing activities	**(8)**	(171)
Financing activities:		
Increase in long-term borrowings	**207**	229
Dividends to minority shareholders	**(2)**	(2)
Exercised share options	**6**	7
Decrease in short-term borrowings	**(186)**	0
Net cash provided by financing activities	**25**	235
Effect of exchange rates on cash	**4**	2
Increase in cash and cash equivalents	**10**	24
Cash and cash equivalents at beginning of year	**196**	190
Cash and cash equivalents at end of period	**206**	213

Rounding differences may arise in percentages and totals.

Consolidated Statement of Changes in Equity (IFRS) € in millions

	Share capital	Capital reserve	Cumulative translation adjustments	Fair values of financial instruments	Retained earnings	**Total Shareholders' Equity**	Minority Interests	**Total Equity**
Balance at December 31, 2003	**116**	**128**	**(114)**	**(41)**	**1,265**	**1,356**	**57**	**1,412**
Net income					72	**72**	5	**77**
Dividend payment						**0**	(2)	**(2)**
Exercised share options	0	7				**7**		**7**
Net gain on cash flow hedges, net of tax				15		**15**		**15**
Net loss on net investments in foreign subsidiaries, net of tax				(2)		**(2)**		**(2)**
Acquisition of shares from minority shareholders						**0**	(6)	**(6)**
Currency translation			20			**20**	3	**23**
Balance at March 31, 2004	**117**	**135**	**(93)**	**(27)**	**1,337**	**1,468**	**57**	**1,525**
Balance at December 31, 2004	**117**	**156**	**(133)**	**(46)**	**1,534**	**1,628**	**29**	**1,657**
Net income					105	**105**	5	**110**
Dividend payment						**0**	(2)	**(2)**
Exercised share options	0	5				**6**		**6**
Net gain on cash flow hedges, net of tax				30		**30**		**30**
Net loss on net investments in foreign subsidiaries, net of tax				(0)		**(0)**		**(0)**
Currency translation			20			**20**	1	**22**
Balance at March 31, 2005	**118**	**161**	**(113)**	**(15)**	**1,639**	**1,789**	**33**	**1,822**

Rounding differences may arise in percentages and totals.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (IFRS) AS AT MARCH 31, 2005

1 /// Basis of Preparation

The unaudited consolidated interim financial statements of adidas-Salomon AG and its subsidiaries (collectively the "Group" or "adidas-Salomon") for the first three months ending March 31, 2005 were prepared in accordance with accounting principles adopted by the International Accounting Standards Board ("International Financial Reporting Standards" – "IFRS"). The Group applied all International Financial Reporting Standards and Interpretations of the International Financial Reporting Standing Interpretations Committee effective as at March 31, 2005.

The accounting policies used in the preparation of the interim financial statements are consistent with those in the annual consolidated financial statements for the year ending December 31, 2004; additionally, the Group applied IAS 34 "Interim Financial Reporting".

As of January 1, 2005 the new and revised standards IFRS 3 (issued 2004) "Business Combinations", IAS 36 (revised 2004) "Impairment of Assets" and IAS 38 (revised 2004) "Intangible Assets" were also adopted for all goodwill arising from acquisitions before March 31, 2004. The adoption of these standards impacted the Group's financial position as goodwill is no longer amortized on a scheduled basis and instead is tested for impairment annually.

Additionally, the Group adopted the revised IAS standards resulting from the Improvement Project, revised standard IAS 39 and new standard IFRS 2 "Share-Based Payment". These standards had no material impact on the Group's financial position in the first quarter of 2005.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would be also appropriate to anticipate or defer such costs at the end of the financial year.

These interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements. The comments contained therein also apply to the quarterly financial statements and are not repeated unless explicit reference is made to certain changes. The results of operations for the first three months ending March 31, 2005 are not necessarily indicative of results to be expected for the entire year.

2 /// Seasonality

The sales of the Group in certain product categories are seasonal and therefore revenues and attributable earnings may vary within the fiscal year. As adidas brand sales account for approximately 80% of the Group's net revenues, sales and earnings tend to be strongest in the first and third quarters of the fiscal year. However, shifts in the share of sales and attributable earnings of particular product categories, brands or the regional composition may occur throughout the year.

3 /// Borrowings and Credit Lines

In comparison to the 2004 Annual Report, the Group does not report short-term borrowings at the end of the first quarter of 2005 as all borrowings with short-term maturities are backed by longer-term arrangements due to the signing of a syndicated loan facility in the amount of € 800 million in February 2005. The facility matures in 2010 and carries two options, both for a one-year extension.

4 /// Earnings Per Share

Basic earnings per share are calculated by dividing net income by the weighted average number of outstanding shares during the period.

Dilutive potential shares have arisen under the Management Share Option Plan of adidas-Salomon AG (MSOP), which was implemented in 1999, and the convertible bond issued in October 2003 as the required conversion criteria were fulfilled at the end of December 2004.

Earnings Per Share

	1st Quarter 2005	1st Quarter 2004
Net income attributable to shareholders (€ in millions)	105	72
Weighted average number of shares	45,935,547	45,524,092
Basic earnings per share (€)	**2.29**	**1.58**
Net income attributable to shareholders (€ in millions)	105	72
Interest expense on convertible bond (net of taxes) (€ in millions)	3	–
Net income used to determine diluted earnings per share (€ in millions)	**108**	**72**
Weighted average number of shares	45,935,547	45,524,092
Weighted share options	100,248	10,292
Assumed conversion convertible bond	3,921,569	–
Weighted average number of shares for diluted earnings per share	**49,957,364**	**45,534,384**
Diluted earnings per share (€)	**2.15**	**1.58**

5 /// Segmental Reporting

Financial information in accordance with the management approach is presented on pages 32–33 of this report.

6 /// Shareholders' Equity

In January 2005, the nominal capital of adidas-Salomon AG was increased by a further € 207,488 as a result of the exercise of 81,050 stock options and the issuance of 81,050 no-par-value bearer shares associated with the eighth exercise period of Tranche II (2000), with the fifth exercise period of Tranche III (2001) and with the second exercise period of Tranche IV (2002) of the Company's share option plan. On May 2, 2005 the nominal capital of adidas-Salomon AG amounted to € 117,606,528 and is divided into 45,940,050 no-par-value bearer shares. Capital reserves thus increased by € 5,363,524.50 in 2005.

Herzogenaurach, May 2, 2005 /// The Executive Board of adidas-Salomon AG

Segmental Information by Brand € in millions

	1st Quarter 2005	1st Quarter 2004
adidas		
Net sales	**1,512**	1,378
Gross profit	**713**	608
Gross margin	**47.1%**	44.1%
Operating profit[1]	**258**	192
Salomon		
Net sales	**112**	122
Gross profit	**32**	39
Gross margin	**28.3%**	31.6%
Operating profit[1]	**(25)**	(16)
TaylorMade-adidas Golf		
Net sales	**149**	116
Gross profit	**64**	52
Gross margin	**42.7%**	44.3%
Operating profit[1]	**(1)**	(16)
HQ/Consolidation		
Net sales	**5**	6
Gross profit	**25**	46
Operating profit[1]	**(53)**	(17)
Total		
Net sales	**1,778**	1,623
Gross profit	**834**	744
Gross margin	**46.9%**	45.9%
Operating profit[1]	**179**	142

Rounding differences may arise in percentages and totals.

[1] 2004 figures have been adjusted to reflect the changes in IFRS.

Segmental Information by Region € in millions

	1st Quarter 2005	1st Quarter 2004
Europe		
Net sales	**959**	951
Gross profit	**469**	432
Gross margin	**48.5%**	44.5%
Operating profit[1]	**151**	119
North America		
Net sales	**378**	328
Gross profit	**134**	112
Gross margin	**34.4%**	33.1%
Operating profit[1]	**(19)**	(38)
Asia		
Net sales	**357**	276
Gross profit	**177**	135
Gross margin	**49.5%**	48.6%
Operating profit[1]	**36**	23
Latin America		
Net sales	**69**	49
Gross profit	**29**	18
Gross margin	**42.1%**	38.0%
Operating profit[1]	**11**	6
HQ/Consolidation		
Net sales	**15**	18
Gross profit	**25**	47
Operating profit[1]	**0**	31
Total		
Net sales	**1,778**	1,623
Gross profit	**834**	744
Gross margin	**46.9%**	45.9%
Operating profit[1]	**179**	142

Rounding differences may arise in percentages and totals.

[1] 2004 figures have been adjusted to reflect the changes in IFRS.

VE BOARD

Hainer
an and Chief Executive Officer

Bennett
Operations

l Perraudin
n Resources, Key Projects and Corporate Services
March 31, 2005

n J. Stalker
nce

ch Stamminger
obal Marketing and North America

SUPERVISORY BOARD

Henri Filho
Chairman

Dr. Hans Friderichs
Deputy Chairman

Fritz Kammerer[1]
Deputy Chairman

Sabine Bauer[1]

Dr. iur. Manfred Gentz

Igor Landau

Roland Nosko[1]

Hans Ruprecht[1]

Willi Schwerdtle

Heidi Thaler-Veh[1]

Christian Tourres

Klaus Weiß[1]

[1]Employee representative

Biographical information on Executive Board members as well as mandates for all members of both the Executive and Supervisory Boards are available in the 2004 annual report and at www.adidas-Salomon.com.

Financial Calendar 2005

March 9
2004 Full Year Results
Analyst and press conferences
Press release, conference call and webcast

May 2
First Quarter 2005 Results
Press release, conference call and webcast

May 4
Annual General Meeting in Fürth (Bavaria), Germany
Webcast

May 5
Dividend paid[1)]

August 3
First Half 2005 Results
Press release, conference call and webcast

November 3
Nine Months 2005 Results
Press release, conference call and webcast

[1)] Subject to Annual General Meeting approval

adidas-Salomon AG
Adi-Dassler-Str. 1 /// 91074 Herzogenaurach /// Germany
Tel: +49 (0) 9132 84-0 /// Fax: +49 (0) 9132 84-2241
www.adidas-Salomon.com

Investor Relations
Tel: +49 (0) 9132 84-2920 / 3584 /// Fax: +49 (0) 9132 84-3127
e-mail: investor.relations@adidas.de
www.adidas-Salomon.com/en/investor/

adidas-Salomon is a member of DAI (German Share Institute),
DIRK (German Investor Relations Association)
and NIRI (National Investor Relations Institute, USA).

This report is also available in German.
For further adidas-Salomon publications,
please see our corporate website.

Concept and Design
häfelinger+wagner design, Munich

For immediate release

May 2, 2005

adidas-Salomon to sell Salomon to Amer Sports Corporation

Herzogenaurach / Helsinki – adidas-Salomon AG announced today that it has entered into a sale and purchase agreement to sell its Salomon business segment, including the related subsidiaries and brands Salomon, Mavic, Bonfire, Arc'Teryx and Cliché, to the Amer Sports Corporation. This agreement has been approved by the adidas-Salomon Supervisory Board. The transaction values the segment at approximately € 485 million based on year-end 2004 figures. The final cash purchase price will be adjusted to reflect changes in capital employed. In addition, adidas-Salomon and Amer will enter into collaboration agreements in order to ensure a smooth transition. The sale is subject to antitrust authorities' approval in the EU, the US and other relevant jurisdictions. The transaction is expected to complete by the end of September 2005.

(End of ad hoc release)

***

Media/IR Contacts:

adidas-Salomon AG
Adi-Dassler-Str. 1-2
91074 Herzogenaurach
corporate.press@adidas.de
investor.relations@adidas.de

Media Relations
Jan Runau
Head of Corporate PR
Tel.: +49 (0) 9132 84-3830
Mobile: +49 (0) 160 884-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964
Mobile: +49 (0)160 884-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-3584

Hendric Junker
Investor Relations Manager
Tel.: +49 (0) 9132 84-4989

Sebastian Steffen
Investor Relations Manager
Tel.: +49 (0) 9132 84-3824

Please visit our corporate website: www.adidas-Salomon.com

Ad-hoc Release
adidas-Salomon AG
ISIN: DE0005003404

adidas-Salomon to initiate share buyback program

Herzogenaurach, March 9, 2005 - The Executive Board of adidas-Salomon AG has decided to make use to an extent yet to be determined of the authorization granted by the Annual General Meeting on May 13, 2004 and valid until November 12, 2005 to purchase own shares in the amount of up to 10% of the Company's share capital in the foreseeable future. Pursuant to the authorization of the Annual General Meeting, the repurchase price per share may not exceed 5% above or below the average share market price of the XETRA closing auction on the Frankfurt Stock Exchange of the last three trading days prior to the relevant purchase. The launch of the share buyback program as well as further details yet to be decided with regard to repurchase price, number of shares and duration will be announced separately. The buyback will be carried out in compliance with Directive (EU) No. 2273/2003 of the Commission of December 22, 2003.

***

Contacts:

Media Relations
Jan Runau
Head of Corporate PR
Tel.: +49 (0) 9132 84-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-3584

Dr. Charlotte Brigitte Loos (-2187)
Hendric Junker (-4989)
Sebastian Steffen (-3824)
Investor Relations Managers
Tel.: +49 (0) 9132 84-

Please visit our corporate website: www.adidas-Salomon.com


adidas-Salomon

adidas-Salomon Launches a 400 Million Euro Convertible Bond Offering

Herzogenaurach, August 27, 2003 - Following approval by the Supervisory Board, the Executive Board of adidas-Salomon AG today decided to launch a 400 million euro convertible bond offering. The bond's maturity is set at 15 years and is convertible into approximately four million shares of adidas-Salomon AG.

Proceeds from the offering will allow the Group to optimize its debt structure and financing terms.

The convertible bond will be offered with a coupon of 2.4% to 2.9% and a conversion premium of 40% to 45% solely to institutional investors outside the United States, Canada and Japan. The coupon and the conversion premium will be determined via a bookbuilding process to take place on August 27. The convertible bond will be issued through adidas-Salomon International Finance BV, a Dutch subsidiary of adidas-Salomon AG, and will be guaranteed by adidas-Salomon AG. Admittance for trading is intended in October 2003 at the Frankfurt Stock Exchange. The convertible bond is not callable until October 2009 and callable thereafter by the issuer, subject to a 130% trigger between October 2009 and October 2012 and subject to a 115% trigger between October 2012 and 2015, unconditionally thereafter.

Deutsche Bank und Dresdner Kleinwort Wasserstein are acting as joint lead managers and joint bookrunners.

This notice is not an offer for sale or a solicitation of an offer to purchase the above-mentioned convertible bond or any other security of adidas-Salomon AG.

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"Improving our financial efficiency and flexibility are key parts of our strategy," said Robin Stalker, adidas-Salomon's Chief Financial Officer. "This offering allows adidas-Salomon to benefit from current opportunities in the convertible market and to secure attractive long-term financing." Further, stated Stalker, "We have chosen a structure that ensures a high level of protection for existing shareholders."


adidas-Salomon

Contacts:

Media Relations
Jan Runau
Head of Corporate PR and Global PR
Tel.: +49 (0) 9132 84-3830

Anne Putz
Corporate PR Manager
Tel.: +49 (0) 9132 84-2964

Investor Relations
Natalie M. Knight
Head of Investor Relations
Tel.: +49 (0) 9132 84-2920

Dr. Charlotte Brigitte Loos
Investor Relations Manager
Tel.: +49 (0) 9132 84-2920

Please visit our corporate website: www.adidas-Salomon.com